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                                EXHIBIT (4)(c)

                                                                     DISCLOSURE
[LOGO OF HAMPSHIRE FUNDING, INC. APPEARS HERE]                        STATEMENT
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Hampshire Funding, Inc., One Granite Place, P.O. Box 2005, Concord,
NH 03302-2005


Federal Reserve Board Regulation Z Disclosure Statement for

[_] increase in premiums to be advanced under the same policy

[_] change in premium payment mode

in Hampshire Funding Program ("Program") No. ______________ established pursuant to an Agency Agreement and Limited Power of Attorney executed by and between Hampshire Funding, Inc. and ____________________________________________
______________________________________________ on __________________________.
The figures below assume actual advances, accrued interest and administrative fees from the inception of the Program to date, and future advances made at the current interest rate, which is a variable rate, and for the current administrative fee, which is assumed to be financed unless otherwise indicated. The figures do not include charges incurred for special services due to modification of the Program. The Disclosure Statement assumes the Program will be in full force and effect until the Normal Expiration Date, ten years from the due date of the initial premium advanced under the Agency Agreement, at which time the full amount of the loan (Account Indebtedness) will be repaid.

If premiums of a variable or dynamic life insurance policy are paid under the Program, the amount and timing of payments are assumed to follow the recommended payment schedule for the policy's current interest rate, which is provided by the appropriate insurance company. These figures may change over the life of the Program, depending upon deviations from the payment schedule, changes in the policy's interest rate, which is variable, and the policy's face amount.

 1. Amount Financed, the amount of credit provided to you on your behalf $___________.

 2. FINANCE CHARGE, the dollar amount the credit will cost you $______________.

 3. Total of Payments, the amount you will have paid when you have repaid the loan $____________.

 4. ANNUAL PERCENTAGE RATE, the cost of your credit as a yearly rate. Excluding annual administrative fee _________%. Including annual administrative fee _________%.

You have the right to receive a written itemization of the Amount Financed. To receive written itemization of the Amount Financed, please call customer service at 1-800-258-3648, extension 5348.

DEFAULT CHARGE: There are no default, delinquency or collection charges. Reasonable fees will be charged for special services such as loan reductions, protested checks, changes in frequency of advances, changes from one mutual fund to another, redemption of mutual fund shares, and others.

PREPAYMENT: A termination fee and liquidation charges will be imposed if the Account Indebtedness is prepaid in full; reasonable fees also will be charged if the loan balance is reduced. Refer to the terms of the Agency Agreement and the Prospectus which is current at the time of termination or payment of Account Indebtedness for information regarding these fees and charges and relating to default, your obligation to maintain adequate security, the right of Hampshire Funding, Inc. to terminate the Program and require repayment of the Account Indebtedness and any other transaction charges which may have been incurred.

VARIABLE RATE: The Annual Percentage Rate may increase or decrease at any time during the term of the Program at the discretion of Hampshire Funding, Inc. Any change in the interest rate made by the Company will become effective immediately without prior notice to the Participants. The nominal interest rate will in no event be less than 6% per annum nor exceed 3 percentage points above the prime or base rate as quoted in the Wall Street Journal. An increase in the rate will mean a larger amount will be due upon termination of the Program; additional collateral may be required in accordance with the Margin Requirements of the Company. For example, if the nominal interest rate on the premium advances was increased by 1% from the current rate, the Total of Payments including the administrative fee would be ____________ with an Annual Percentage Rate of ______% rather than the figures shown above. See the current Prospectus for further details relating to the Margin Requirements.

SECURITY: The Account Indebtedness is secured by the pledge of your shares, as described in the Agency Agreement and the current Prospectus.

CREDIT INSURANCE: Credit life and disability insurance are not required to obtain credit.


Form 4-01005                       29 of 54